EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries of the Company:

	Subsidiary	Place of Incorporation

1)	Candela Iberica, S.A.	Spain

2)	Candela France SARL	France

3)	Candela KK	Japan

4)	Candela Deutschland GmbH	Germany

5)	Candela Italia	Italy

5)	Candela Skin Care Centers of Boston, Inc.	Massachusetts

6)	Candela Skin Care Centers of Scottsdale, Inc.	Massachusetts